Exhibit 11.2

Investor Contacts:   Tom Tomlinson / Tony Ishaug

Telephone: (952) 944-5600

DEPARTMENT 56 ANNOUNCES STRATEGIC ACQUISITION

Improved EPS Outlook

September 19, 2001 – Eden Prairie, MN. – Department 56 (NYSE: DFS), a leading collectibles and specialty giftware company, today announced that it has completed the acquisition of the Axis Corporation, a privately held designer, importer and specialty retailer based in Salt Lake City.

Commenting on the acquisition, Susan Engel, Chairwoman and Chief Executive Officer of Department 56, said, “Axis meets all of our criteria for acquisitions: accretive to earnings in the first year, strong management with incentive to drive continued growth, differentiated and branded products, and access to a new channel of distribution.”

Axis’ products, primarily porcelain dolls, doll accessories and plush items, are marketed under the brand name Geppeddo. The company operates customized kiosks located in approximately 350 major malls and shopping centers throughout the United States and Canada during the peak holiday shopping season. Revenues for the fiscal year ended February 28, 2001 were nearly $15 million. The founders and entire management team of the acquired business will continue in their positions. The acquisition is structured as an asset purchase, the terms of which are undisclosed.

“We are excited by the growth, and the new opportunities, that this acquisition brings to Department 56,” added Ms. Engel. “The company has a strong track record of growing revenues profitably by developing new product concepts and bringing them to market through a unique channel. The high quality and creativity of Axis’ products and strength of the Geppeddo brand complement the reputation of Department 56 for quality, branded product lines. We see the potential to expand upon this brand and distribution channel with new concepts designed to enhance and expand their selling season.”

Fiscal 2001 Outlook

The Company also announced that it has increased its outlook for full-year diluted earnings per share to the range of $0.80 to $0.91, citing the anticipated contribution to earnings from the Axis acquisition as well as continued improvements in the performance of its base business.

About Department 56

Department 56, Inc. is a leading collectibles and giftware company known for its lighted Villages, Snowbabies™ figurines and extensive lines of holiday and home decorative products. Its products are sold primarily through gift, specialty and department store retailers in the United States, Canada and Europe.

Notes concerning forward-looking statements:

This release contains forward-looking statements about the Company’s performance. These statements, including but not limited to the Company’s expectations regarding 2001 earnings per share are based on management’s estimates, assumptions and projections as of today and are not guarantees of future performance. Management assumes that the Company’s effective tax rate will not vary materially from that of the 2000 fiscal year. Any conclusions or expectations expressed in, or drawn from, the statements in this press release concerning matters that are not historical corporate financial results are forward-looking statements that involve risks and uncertainties. Actual results may vary materially from forward-looking statements and the assumptions on which they are based. The Company undertakes no obligation to update or publish in the future any forward-looking statements. The earnings per share forecast contained in this release assumes there is no significant degradation in consumer spending or retailer behavior as a result of conditions in the economy-at-large or the terrorist events of September 11, 2001. Also, please read the bases, assumptions and factors set out in the last two paragraphs of Item 7 in the Company’s Form 10-K for 2000 dated March 30, 2001, as amended, and filed under the Securities Exchange Act of 1934, all of which is incorporated herein by reference and applicable to the forward-looking statements set forth herein.